July 12, 2018

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Heather Clark

RE:	RLJ Entertainment, Inc. Form 10-K for the Year Ended December 31, 2017 Filed March 16, 2018 File No. 001-35675

Ladies and Gentlemen:

This letter is being furnished on behalf of RLJ Entertainment, Inc. (the “Company”) in response to your comment letter dated June 29, 2018.  We have set forth below each of your comments followed by the Company’s response.

SEC Comment 1:

Note 12. Stock Warrants, page 63

1.  We note that in October 2016, you reclassified your warrant liabilities to shareholders' equity. Please tell us, and revise to disclose, the nature of the changes to the warrants that permitted this change in classification.

Company’s Response

We made two meaningful amendments to the 2015 Warrants to achieve equity classification.  The first amendment was to amend Section 3(b) of the warrant agreement limiting the adjustment to the per-share exercise price upon a subsequent sale of common stock to only compensate for the actual dilution incurred when a subsequent sale of common stock is made below the then-current, per-share fair value.  Prior to the amendment, the exercise price was reduced to the sale price if common stock was sold at a per-share price lower than the current per-share exercise price.  The second amendment was to amend Section 3(i) of the warrant agreement, which is the fundamental transaction provisions.  Prior to the amendment, upon the occurrence of certain fundamental transactions, at the warrant holder’s discretion, a warrant holder was entitled to receive cash equal to the warrant’s fair value.  After the amendment, upon the occurrence of a fundamental transaction, the warrant holder is entitled to receive cash equal to the warrant’s intrinsic value only if all common stockholders are receiving cash consideration in the transaction.

8515 Georgia Avenue, Suite 650, Silver Spring, MD  20910     T 301.608.2115   F 301.608.9313

www.RLJEntertainment.com

In terms of disclosure, we disclose the current warrant terms in Note 11. Redeemable Convertible Preferred Stock and Note 12.  Stock Warrants.  In Note 2. Summary of Significant Accounting Policies, we disclose, under Warrant and Other Derivative Liabilities, how we are accounting for our warrants, including the amendments to the warrant that gave rise to changes in accounting.

Prior to the October 14, 2016 amendment, in our Form 10-K filed April 15, 2016, in Note 11. Redeemable Convertible Preferred Stock, on page 70, we disclosed that the warrant’s exercise price is subject to anti-dilution protection including adjustment for offerings consummated at a per-share price of less than $1.50 per common share; and additionally, if we were to consummate certain fundamental transactions the warrant holders may require that we repurchase the warrants with cash equal to the warrant’s then fair value.  In Note 2. Summary of Significant Accounting Policies under Warrant and Other Derivative Liabilities, on pages 55 and 56, we also disclosed why the warrants were being accounted for as derivative liabilities.

The above disclosures changed beginning with our Form 10-K filed March 23, 2017.  In Note 2. Summary of Significant Accounting Policies under Warrant and Other Derivative Liabilities, we disclose that we were accounting for the 2015 Warrants as derivative liabilities because, among other provisions, the warrants contained a provision that allowed the warrant holder to sell their warrants back to us, at their discretion, at a cash purchase price equal to the warrant’s fair value, upon the consummation of certain fundamental transactions; and that we amended the warrants in October 2016 and are now accounting for the warrants within equity.  In Note 11. Redeemable Convertible Preferred Stock and Note 12. Stock Warrants, we removed the disclosures regarding the subsequent sale of equities and fundamental transactions as they are no longer meaningful given the amended terms.  These revised disclosures were also carried forward to the Form 10-K filed March 16, 2018.  Based upon these disclosures, we believe that the nature of the changes permitting the change in classification is adequately disclosed.

SEC Comment 2:

Note 17. Income Taxes, page 68

2.  We note from your disclosure on page 16 of the Risk Factors section that in accordance with SAB 118, you determined that the deferred tax expense recorded in connection with the remeasurement of certain deferred tax assets and liabilities was a provisional amount and a reasonable estimate at December 31, 2017. Additional work is necessary to do a more detailed analysis and any subsequent adjustment to these amounts will be recorded in 2018 when the analysis is complete. Please revise Note 17 to the financial statements to include a discussion of the impact of the Tax Act enacted in December 2017 on your financial statements, including the effects on your income tax expense and deferred taxes. Your revised disclosure should include the considerations provided in Question 2 to SAB 118, such as disclosure of amounts for which accounting is not complete, the reason why the initial accounting is incomplete and the additional information needed to be obtained, prepared or analyzed in order to complete the accounting requirements under ASC Topic 740. Please revise accordingly.

Company’s Response

The requested disclosure was made in Note 2. Summary of Significant Accounting Polices under Income Taxes on page 50 of the Form 10-K.  At the time, our disclosure was as complete as possible.  We adjusted our tax attributes existing at December 31, 2017 based on the new tax rates.  However, we were still in the process of analyzing the Tax Cut and Jobs Act (the “Act”), which was just enacted; and therefore, we were unable to conclude as to all the areas the Act might impact our tax provision or our deferred tax assets and liabilities.  Given the full valuation allowance on US deferred income tax assets, our current assessment is that the Act will have no net financial statement impact on our reported operating results or financial position.    We will update this tax disclosure in our quarterly filings on Form 10-Q starting with the period ending June 30, 2018 to be filed in August 2018.

Should you have any questions or require additional information, please contact the undersigned or Jeffrey E. Jordan of Arent Fox LLP at (202) 857-6473.

Sincerely,

RLJ ENTERTAINMENT, INC.

By:	/s/ Miguel Penella
Name: Miguel Penella
Title: Chief Executive Officer